Correspondence

The Integrity Capital Income Fund, Inc.
13540 Meadowgrass Drive, Suite 100
Colorado Springs, CO.  80921

January 15, 2016

Via Edgar & E-mail

Mr. Ken Ellington
Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, NE
Washington, D.C. 20549

Re:	Integrity Capital Income Fund, Inc.

Dear Mr. Ellington:

This letter is in response to the Commission's comments to Integrity Capital Income Fund, Inc. (the "Company" or the "Fund").  The Company's responses to the Commission's comments are set forth below.

1.	Comment: Use of term "dividends." (Form 10-K, p. 33 and any other applicable locations). Be mindful of using this term. The SEC prefers to see the "distributions" as opposed to dividends or return of capital. Also do not use the term "yield," but rather use you should label the character of distributions, for example: distributions from income, realized gains, or return of capital. Use specifics instead of generic "distributions." Please confirm in your response letter that all distribution thus far have not been return of capital.

Response:  In future filings we will use the term distributions instead of dividends.  We will also use the term distribution rate instead of yield.  Further, we will label the character of distributions.  On October 31, 2014, the Company was a C corporation and not subject to BDC, RIC or investment company rules and regulations.  In 2014, the Company did have a return of capital.  This was disclosed on the October 31, 2014 Statement of Assets, Liabilities and Net Assets line item as "Distributions in excess of net investment income."

2.	Comment: Audit opinion. (10-K, p. F-2). The audit opinion is missing language stating that procedures include confirmation of securities. Please correct in future filings.

Response:  We have confirmed with our auditors that future audit opinions will state that procedures include confirmation of securities.  As of October 31, 2014 the Fund was not a Business Development Company, and as such, a standard fund opinion was utilized by the auditors.

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

3.	Comment: Deferred Loan Origination Fee (10-K, p. F-3). Please explain the nature of deferred loan origination fee that is fee income as a liability on Statement of Assets and Liabilities.

Response:  Fee income such as origination, closing, commitment, structuring and other upfront fees are generally non-recurring and are recognized as revenue when earned.   Fees paid to the Company may be deferred and amortized over the estimated life of the investment.  Upon prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination or other upfront fees are recorded as income.  As this revenue is non-recurring in nature, these fees cannot be guaranteed to generate revenue for the Company in the future.

The deferred loan origination fees shown on the Statement of Assets and Liabilities represent the deferred fees that are being amortized over the estimated life of the respective investments.

4.	Comment: Discuss further in correspondence the "Due to Adviser, Net" on the Statement of Assets and Liabilities and discuss what other account this is netted against. Also please address:
•	How often this account is settled
•	What payables are included in this account balance

Response:   Through the normal course of business, the Adviser or an affiliate of the Adviser processes payments on behalf of the Company and then is reimbursed for expenses paid on behalf of the Company.  The Company reimburses the Adviser for expenses paid on its behalf monthly in arrears. The payables included are all Fund expenses. The Fund never pays its expenses directly because the Adviser handles all accounts payable.   In future filings, we will remove the word "net" as this line item does not represent two account balances being netted against each other.

5.	Comment: Does the Fund hold any controlled subsidiaries? If yes, ensure compliance with Reg. S-X 3-09 and 4-08(g). Please confirm for the staff that the Company performs a quarterly analysis as to whether the disclosure requirements of these two rules should be applied for any unconsolidated subsidiaries. The staff believes that these Rules apply to BDC's and RIC's. Rule 3-09 is applicable for majority owned subsidiaries (greater that 50% ownership), which is not consolidated by the registrant. Rule 4-08(g) is applicable for subsidiaries (generally 25% or more ownership) not consolidated. See definition of subsidiary in 1-02(x) of Reg. S-X and definition of affiliate in 6-0(a) of Reg. S-X.

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

Response:  Reg. S-X 3-09 and 4-08(g) deal with majority-owned subsidiaries and significant subsidiaries.  The Fund confirms that it has performed an analysis, and will conduct a quarterly analysis in connection with future filings, as to whether the disclosure requirements of these two rules should be applied.  The Fund has determined that no additional disclosure is required by these two rules.

6.	Comment: It was noticed that the Fund investments are held 46.2% in Camel Parkwood, LLC, and 25.5% in Brighton, LLC. Are the financial statements of either publicly available? If so, consider disclosing to shareholders how they may be obtained, such as including a link to where the financial statements may be obtained.

Response:  The financial statements of these entities (or any other entity in which the Fund has invested) are not publicly available.

7.	Comment: Please confirm that the Fund includes Acquired Fund Fees and Expenses ("AFFE") in prospectus fee table disclosures (or other places fee table disclosure is required) as the fund has 6.6% in other investment companies.

Response: If the Fund is required to include fee table disclosure in its future filings, the Fund will include AFFE.

8.	Comment: The Fund needs to include a Statement of Changes in Net Assets that is in compliance with Article 6 of Reg. S-X as opposed to Statement of Changes in Shareholders Equity.

Response:  The Company will include in all future filings a Statement of Changes in Net Assets in compliance with Article 6 of Reg. S-X.

9.	Comment: In the Schedule of Investments, for all warrants please disclose the expiration dates.

Response:  In future filings the Company will include the expiration date for all warrants in the Schedule of Investments.

10.	Comment: Discuss in correspondence the accounting for organizational and offering costs as well as presentation of these costs in the Statement of Operations. All recoupments/waivers should be presented below the total expense line. Discuss in correspondence who is responsible for these costs.

Response: The following discussion will also be added in future filings to the Significant Accounting Policies Footnote, if that helps to clarify the disclosure:

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

Organization Costs - Organization costs are expenses such as legal fees incurred to establish and incorporate the Company. Organization costs have been expensed as incurred.

Deferred Offering Costs - Offering costs are expenses such as legal fees pertaining to the Company's shares offered for sale.  The Company has accounted for offering costs in the current period as a deferred charge, Deferred Offering Costs on the Statements of Assets, Liabilities and Net Assets.  The deferred offering costs are being amortized to expense over 12 months on a straight-line basis beginning with the period after the Company's Form 10 was effective (November 1, 2014). As of October 31, 2015, the deferred offering costs incurred by the Company had been fully amortized.

We confirm that all recoupments and waivers are presented below the total expense line.

11.	Comment: Form 40-17g filings. It appears the Fund has never filed a Form 40-17g. Please review the requirements of Rule 17g-1 and file a Form that meets all the requirements.

Response:  The Fund has no employees.  All officers or employees, who have access to securities or cash of the Fund, are officers and employees of the Adviser.  The Adviser falls under the definition of a bank.  As such, Rule 17g-1 provides an exception to the bonding requirement of the Fund individually since the only persons having access to the securities or cash of the Fund have such access solely though their position as an officer or employee of the Adviser.  Under state law, the Adviser is required to, and does, have the appropriate fidelity bond in place.

12.	Comment: Board of Directors and Executive Officers. (Form 10-K, p. 45). Please disclose the following as to each Director and Executive Officer of the Fund as required by Item 18(1) of Form N-2:
•	Principal occupation during past five years
•	Number of portfolios in fund complex overseen by each director
•	Other directorships held by each director

Response:  The Company will include this information in future filings.

13.	Comment: Report of Ind. Reg. Public Account Firm (10-K, p. F-2). In future audited financial statements, please inform the auditor to include a specific reference to financial highlights in the audit opinion. [Reference: AICPA Expert Panel Minutes from Sept. 8, 2011]

Response:  The auditor has confirmed to us that it will include this specific reference in future audit opinions.  As of October 31, 2014, the Fund was not a Business Development Company, and as such, a standard fund opinion was utilized by the auditors.

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

14.	Comment: Schedule of Investments (10-Q, p. 3). With respect to the valuation methodology for debt investments, please explain in your response whether the Company is in compliance with the principles stated in ASC 820 as approximately 80% of the portfolio is valued at cost as of July 31, 2015 and 100% was valued at cost on October 31, 2014.

Response:  The Company confirms that it has followed the principles of ASC 820 and has documented its valuation methods and conclusions in its valuation process.  The valuations that have resulted in a match of the cost with the market valuation are more a function of:  1) the short-term holding of the investment; 2) there being no material change in interest rates; 3) no material change in the credit risks or performance of the investments.

15.	Comment: Schedule of Investments (10-Q, p. 8). To the extent cash and cash equivalents on the balance sheet include any money market funds or short-term investments, those investments should be identified in the Schedule of Investments. In the 10-Q you state: "The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalent." [This statement is the reason for the comment.]

Response:  With respect to historical financials, all cash was held in bank transaction accounts and not in money market funds or short-term investments.  In future filings, to the extent the Company holds any money market funds or short-term investments, these will be identified on the Schedule of Investments.

16.	Comment: Schedule of Investments. Please confirm if any holdings pay a portion of interest as cash or payment in kind (PIK). In future filings please disclose both current PIK and cash interest rates in Schedule of Investments for each holding that pays PIK. [See AICPA Inv. Co's Industry Developments 2012-2013 Audit Risk Alert.]

Response:  The Company holds no PIK note holdings that pay a portion of interest as cash. All notes with PIK interest have their interest rates disclosed on the Schedule of Investments in parenthesis.  In the future, if any holdings pay a portion of interest in cash and a portion in PIK, both will be disclosed in the Schedule of Investments.

17.	Comment: Schedule of Investments. Identify each holding that is non-qualifying under section 55a of the 1940 Act and briefly explain the significance of non-qualification. [See Inst. 1(b) of Item 8.6 of Form N-2].

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

Response:  In future filings the Company will include under the Schedule of Investments the following footnote for all non-qualifying investments: (1) Excepted from the definition of an eligible portfolio company, because the issuer is either an investment company or excluded as an investment company under Section 3(c) of the Investment Company Act and as a result does not meet the requirements of a qualifying asset under Section 55(a) of the Investment Company Act.  Under the Investment Company Act, the Company may not acquire any non-qualifying assets unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Company's total assets.

18.	Comment: Schedule of Investments. Disclose the total percentage of non-qualifying assets. If all assets are qualifying, please disclose this.

Response:  In future filings the footnote described in Response #17 above will also include a statement identifying non-qualifying assets as a percentage of total investments at period end.

19.	Comment: Schedule of Investments. Are any investments illiquid? If so, in future filings please identify in the Schedule of Investments and disclose in a footnote to the Schedule of Investments the total percentage of investments that are in illiquid securities. Please include the percentage of illiquid investments as of July 31, 2015 in your response documents.

Response: Illiquid Security means a security that cannot be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the fund. (See Rule 2a-7(a)(19)).  Although in future filings the Company will identify and disclose the total percentage of investments in illiquid securities, since the Company is a Business Development Company under the 1940 Act, by its very nature almost all of its investments are illiquid.  As of July 31, 2015, 100% of Fund investments were illiquid.
20.	Comment: Schedule of Investments (10-Q, p. 4). Schedule of Investments does not have a title. We assume it is October 31, 2014. In future filings please make sure you include an identifying title.

Response: The Company will include this title in future filings.

21.	Comment: Statement of Operations (10-Q, p. 5). Please provide more information about negative organizational costs, which were <$39,723> and miscellaneous expenses <$5,857>.

Response:   The negative organization costs and miscellaneous expenses are made up of reimbursements for expenses previously paid by the Company. The organizational costs reimbursements were as a result of a discount given by the Company's legal counsel for initial organization costs and miscellaneous expense reimbursements were for tax refunds that were booked in a previous reporting period.

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

22.	Comment: Notes to Financial Statements (10-Q, Note 2). Income taxes. In future filings please disclose the tax basis of the components of distributable earnings. [See Inv. Co. Audit Guide 7.204]

Response: In future filings the Company will include disclosure of the tax basis of the components of distributable earnings.

23.	Comment: Notes to Financial Statements. In future filings, please disclose on a tax basis the following:
•	Aggregate cost of securities
•	Gross unrealized gain
•	Gross unrealized loss
•	Net unrealized gain/loss
[See Reg. S-X 12-12 fn 8]

Response:    In future filings the Company will include disclosure on the tax basis on the items noted above.

24.	Comment: Notes, to FS, Related Party Transactions and Agreements (10-Q, p. 13 Note 3). Please confirm that the advisor will only recoup expenses waived from period 1/2/14 to 8/31/14 if the expense ratio of the fund is below 2.34%.

Response:  We confirm that the advisor will not recoup any expenses waived from the period 1/2/14 to 8/31/14 in excess of the 2.34%.  The expense limitation agreement was amended to an expense ratio of 2.95%.  The increased expense ratio will only be effective after 8-31-14.

25.	Comment: Notes to FS (10-Q, p. 15). Add disclosure to the table on p. 15 to clarify the amounts applicable to both caps.

Response:  We do not understand this disclosure request is needed since the historical expense caps are not relevant for future recoupment/reimbursement to the Adviser. The dollar amount of future expense caps is relevant. These are calculated in future quarters based on Fund assets at the time of the calculation.

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

26.	Comment: Notes to FS. Please confirm whether any portfolio companies that the Fund invests in are related parties.

Response:  The Company confirms that no portfolio companies in which it was invested were related parties.  In future filings, the Company will make required disclosures will be made for related, affiliated or controlled investments.

27.	Comment: Notes to FS. Please ensure going forward that the Company includes all required financial statement disclosures for all related party transactions, including the following disclosures required by ASC 850:

•	Nature of relationships involved.
•	Description of transactions, including transactions where no amounts or nominal amount are involved for each of the reporting periods where income statements are presented. Additionally, other information deemed necessary to gain an understanding of the effects of the transactions on the FS should be disclosed.
•	The dollar amounts of the transactions for each reporting period where income statements are presented along with the effects of any change and the method of establishing the terms of the transaction when compared to the method used in the preceding reporting period.
•	The amounts due to or from related parties as of each financial statement date and, if not otherwise apparent, the terms and manner of settlement related to those amounts.

Response:  The Company has reviewed the required disclosures for all related party transactions and believes that it has fully complied with, and will continue to comply with, the disclosures required by ASC 850.

28.	Comment: Non-recurring income. Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the MD&A or in the financial statements. [See AICPA Expert Panel Minutes 9/6/14]

Response: In future filings we will disclosure the amount of income generated that is non-recurring and the impact of non-recurring fees on earnings and/or distribution rate [yield].

Ken Ellington, Staff Accountant
United States Securities and Exchange Commission
January 15, 2016

Further, the Company states and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com.

Respectfully submitted

Integrity Capital Income Fund, Inc.

/s/ Randall Rush

By:  Randall Rush
        Chief Financial Officer

cc:            Theresa M. Mehringer